SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Mercury Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

589378108
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2024*
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* JANA Partners Management, LP was previously a relying adviser of JANA Partners LLC, and from and after the effectiveness of its application for investment advisor registration, will replace JANA Partners LLC as the reporting person on all filings with respect to securities held in various accounts under its management and control. Accordingly, JANA Partners Management, LP is the reporting person on this filing and JANA Partners LLC is no longer a reporting person on this filing. The initial Schedule 13D filing was made under the CIK of JANA Partners LLC (CIK 0001159159).

(Page 1 of 6 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589378108	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,553,120 Shares (see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,553,120 Shares (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,553,120 Shares (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 11.0%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 589378108	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed by JANA Partners LLC on September 22, 2022 (the “Original Schedule 13D,” and together with this Amendment No. 1, the “Schedule 13D”) as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is filed by JANA Partners Management, LP, a Delaware limited partnership (“JANA” or the “Reporting Person”). JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. JANA Partners Management GP, LLC (the “GP”) is the general partner of JANA. The senior managing member of the GP and indirect control person of JANA is Barry Rosenstein (the “Principal”).
(b) The principal business address of JANA, the GP and the Principal is 767 Fifth Avenue, 8th Floor, New York, New York 10153.
(c) The principal business of JANA and the Principal is investing for accounts under their management. The principal business of the GP is acting as the general partner of JANA.
(d) None of the Reporting Person, the GP or the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Person, the GP or the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) JANA is a limited partnership organized in Delaware. The Principal is a citizen of the United States of America. The GP is a limited liability company organized in Delaware.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 6,553,120 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $226 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

CUSIP No. 589378108	SCHEDULE 13D/A	Page 4 of 6 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a) - (d) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 59,365,980 Shares outstanding as of January 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2023 filed with the SEC on February 6, 2024.
As of the close of business on the date hereof, JANA may be deemed to beneficially own 6,553,120 Shares, representing approximately 11.0% of the Shares outstanding. This includes 6,137 shares of restricted stock (“RSUs”) granted to Mr. Ostfeld for his service on the Board of Directors of the Issuer. The RSUs vest in equal annual increments over the two-year period following the grant date of July 10, 2023. Mr. Ostfeld has assigned all rights to any Shares issuable pursuant to the grant to the Reporting Person. Pursuant to the assignment, settlement of the award on vesting will be made to the Reporting Person.
(b) The Reporting Person has sole voting and dispositive power over the 6,553,120 Shares, which power is exercised by the Principal.
(c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty (60) days is set forth in Exhibit 99.3 hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.
(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information disclosed in Item 5(a) is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.3:	Transactions in the Shares of the Issuer During the Past Sixty (60) Days.

CUSIP No. 589378108	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

JANA PARTNERS MANAGEMENT, LP

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

CUSIP No. 589378108	SCHEDULE 13D/A	Page 6 of 6 Pages

EXHIBIT 99.3

Transactions in the Shares of the Issuer During the Past Sixty (60) Days

The following table sets forth all transactions in the Shares effected during the past sixty (60) days by the Reporting Person. All such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per Share ($) column is a weighted average price. These Shares were purchased/sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased/sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
02/09/2024	1,335,848	27.90	26.67 – 28.85